February 13, 2007
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:          Russell Mancuso, Branch Chief
633 West Fifth Street, Suite 4000
Los Angeles, California 90071-2007
Tel: (213) 485-1234 Fax: (213) 891-8763
www.lw.com

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Re:	Opnext, Inc.
Registration Statement on Form S-1 (Registration No. 333-138262)
Ladies and Gentlemen:
     Reference is hereby made to the filing (by EDGAR) by Opnext, Inc. (the “Company”) of Amendment No. 5 to its Registration Statement on Form S-1 (the “Amendment”). We hereby confirm that the reference and limitation to “General Corporation Law of the State of Delaware” in our opinion, filed as Exhibit 5.1 to the Amendment, includes not only the statutory provisions of the Delaware General Corporation Law, but also the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     Any comments or questions regarding the Amendment should be directed to the undersigned at (213) 891-8125. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,
/s/ Ann Lawrence

Ann Lawrence
of Latham & Watkins LLP

cc:	Eduardo Aleman, Esq., U.S. Securities and Exchange Commission
Eric Atallah, Esq., U.S. Securities and Exchange Commission
Kevin Vaughn, Esq., U.S. Securities and Exchange Commission
Harry L. Bosco, Opnext, Inc.
J. Scott Hodgkins, Latham & Watkins LLP
John J. Huber, Latham & Watkins LLP
Keith F. Higgins, Ropes & Gray LLP
Julie H. Jones, Ropes & Gray LLP